100 Park Avenue Suite 2000 New York, NY 10017 T: 212.812.4124

Shawn A. Hendricks

Partner

shendricks@stradley.com

212.812.4126

September 11, 2026

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Spinnaker ETF Series (the “Trust”)
File Nos. 333-215942 and 811-22398
Request for Withdrawal of Amendment

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust's Post-Effective Amendment No. 138 filed with respect to the American Renaissance Index ETF (S000097272), European Renaissance Index ETF (S000097273), and Global Nuclear Power Index ETF (S000097274). The Post-Effective Amendment was filed on Form N-1A on September 12, 2025 (EDGAR Accession Number: 0001484018-25-000138).

The withdrawal is being requested as the Trust has determined not to proceed with the offering of the American Renaissance Index ETF, European Renaissance Index ETF, and Global Nuclear Power Index ETF as series of the Trust. No securities were sold in connection with the offering.

If you have any questions concerning the foregoing, please contact the undersigned at 212-812-4126.

Yours truly,

/s/ Shawn A. Hendricks

Shawn A. Hendricks

Stradley Ronon Stevens & Young, LLP | stradley.com

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